Exhibit 99.1

December 30, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Completion of Gazit-Globe Ltd.’s Ordinary Share Offering in Israel

In accordance with Section 30 of the Israeli Securities Law, 1968, and the Securities Regulations (Announcement on the Results of a Prospectus Issuance), 1969, Gazit-Globe Ltd. (the “Company”) is pleased to report the results of its public offering of Ordinary Shares in Israel.

1.	The Company offered up to 19,300,000 Ordinary Shares, par value NIS 1.00 per share, to the public in Israel.

2.	The Company accepted orders to purchase an aggregate of 17,018,270 Ordinary Shares at a price of NIS 35.5 per share (U.S. $ 9.1), for total aggregate proceeds of approximately NIS 604 million (US $155 million).

3.	The Ordinary Shares will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

4.	The Ordinary Shares in the Offering will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada. The Company intends to rely on the exemption set forth in Section 602.1 of the Company Manual of the Toronto Stock Exchange (“TSX”) which exemption provides that the TSX will not apply certain of its standards to eligible inter-listed issuers.

5.	This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities

Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.